THL CREDIT SENIOR LOAN FUND

100 Wall St., 11th Floor

New York, NY 10005

September 19, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          THL Credit Senior Loan Fund (“Registrant”)

(File Nos. 033-190325; 811-22874)

Dear Mr. Minore:

As requested in comments given to Allison M. Fumai of Dechert LLP on September 19, 2013, this letter is to confirm that when signing the Registrant’s Registration Statement on Form N-2 on August 1, 2013 and Pre-Effective Amendments thereto on August 26, 2013, September 17, 2013 and September 18, 2013 as “Treasurer and Principal Financial Officer,” I was also signing in my capacity as the Fund’s Principal Accounting Officer.

If you would like to discuss this letter in further detail or if you have any questions, please feel free to contact Allison M. Fumai of Dechert LLP at 212-698-3526.

Sincerely,

/s/Jennifer Wilson
Jennifer Wilson

cc: Allison M. Fumai, Dechert LLP